

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via Email</u>

Scott A. Anderson
Senior Vice President and Chief Accounting Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

     Re: HCP, Inc
               Form 10-K
               Filed February 15, 2011
               File No. 001-08895

Dear Mr. Anderson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Kevin Woody

                                     Kevin Woody
                                     Accounting Branch Chief